Ballard Power Systems Inc.

News Release

Ballard and IdaTech Sign Supply Agreement for Fuel Cell Backup Power Market

For Immediate Release – March 27, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), an industry leader in fuel cell products and IdaTech plc, a global leader in fuel processors and fully integrated fuel cell system solutions, today announced they have signed a three-year supply agreement under which Ballard will provide its Mark1020 ACS™ fuel cell product for integration into IdaTech’s next generation 250 watt iGen™ power supply.

“This agreement shows further progress in accelerating market adoption of Ballard’s leading fuel cell products,” said Noordin Nanji, Ballard’s Chief Customer Officer. “This new strategic relationship with IdaTech broadens our market focus with an important new fuelling solution and deepens our market traction by establishing another important customer relationship in the fuel cell backup power market.”

Auxiliary and backup power solutions based on fuel cell technology deliver a number of significant advantages over conventional batteries and diesel generators, including: higher reliability over a wide range of operating conditions; lower maintenance costs; longer operating life; reduced size, weight, installation footprint and environmental impact. In addition, the use of an alternative fuelling solution based on methanol will favourably position fuel cells for applications where a liquid fuel is more desirable.

The next generation IdaTech 250 watt iGen™ fuel cell power supply is designed as an auxiliary power unit for a number of applications, potentially including recreational vehicles and telecommunications backup power. IdaTech has extensive capability and experience in reforming fuel, such as methanol, and in systems integration. The three-year supply agreement will generate approximately 100 fuel cell product unit shipments from Ballard to IdaTech in the first year, with the potential for more than 1,000 units over the full term of the agreement.

“This agreement marks the initiation of a strategic partnership with Ballard, the leading provider of fuel cells in commercial markets like auxiliary and backup power,” said Hal Koyama, IdaTech’s Chief Executive Officer. “We selected Ballard’s Mark1020 ACS™ for our product because it is the best choice for our iGen™ product line in terms of overall performance, reliability and price.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree
604-412-7919
guy.mcaree@ballard.com

Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.